SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER
CUSIP NUMBER

|X|   Form 10-K   |  |   Form 20-F   |  |   Form 11-K   |  |   Form 10-Q   |  |   Form NSAR   |  |  Form N-CSR

For the period ended: January 05, 2006

|  |   Transition Report on Form 10-K
|  |   Transition Report on Form 20-F
|  |   Transition Report on Form 11-K
|  |   Transition Report on Form 10-Q
|  |   Transition Report on Form NSAR

For the transition period ended:
Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

Part I-Registrant Information
Full name of Registrant: Former name if Applicable: Address of Principal Executive Office (Street and Number): City, State and Zip Code:	Pomeroy IT Solutions, Inc. Pomeroy Computer Resources, Inc. 1020 Petersburg Road Hebron, Kentucky 41048

Part II-Rule 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

|X|

(a)    The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

     The Company has previously announced that (1) it was unable to complete and timely file its financial statements for the third quarter of fiscal 2005 because it has identified errors relating to service billing and cost calculations, and (2) its Audit Committee had concluded that the financial statements for the Company's quarters ended April 5, 2005 and July 5, 2005 should be restated. The Company has also previously reported that the Nasdaq Listing Qualifications Hearings Panel granted the Company's request for continued listing on The Nasdaq National Market provided that the Company files its quarterly report on Form 10-Q for the period ended October 5, 2005 (the "Third Quarter Form 10-Q"), and all required restatements, by March 31, 2006. The Company is in the process of preparing amended quarterly filings for the first and second quarters of fiscal 2005 along with the Third Quarter Form 10-Q and the annual report on Form 10-K for fiscal 2005. The Company is unable to complete and file its annual report on Form 10-K until it completes and files the restated quarterly reports on Form 10-Q for the first and second quarters and its Third Quarter Form 10-Q and this inability to file timely, for the reasons stated above, could not be eliminated without unreasonable effort or expense.
Part IV-Other Information
     (1)   Name and telephone number of person to contact in regard to this notification:

Kevin G. Gregory	859	586-0600

(Name)	(Area Code)	(Telephone Number)

     (2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
|  |   Yes   |X|   No
If the answer is no, identify report(s)

      The quarterly report on Form 10-Q for the period ended October 5, 2005

     (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X|   Yes   |  |   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     It is anticipated that the results of operations for fiscal 2005 will reflect a break even or loss for the year. The break even or loss for fiscal 2005 is expected to be primarily a result of a decline in product revenue, an increase in selling expenses, increased expenses as a result of the delayed filing, an increase in the provision for doubtful accounts, restructuring charges and a decrease in service margins in the second half of the year primarily due to the start-up of new service contracts.

      There are several items that prevent the Company from determining the fiscal 2005 results with a greater degree of certainty at this time. The Company has not yet received the valuation report on its goodwill and as a result has not been able to evaluate whether there is impairment. Further, the Company is still in the process of preparing amended quarterly filings for the first and second quarters of fiscal 2005 along with the Form 10-Q for the third quarter ended October 5, 2005. In addition, the Company's outside accounting firm has not completed their audit of the financial results for fiscal 2005.

      As a consequence, the Company is not able to make a reasonable estimate of the results for fiscal 2005.

Pomeroy IT Solutions, Inc.
Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 21, 2006	By:	/s/ Stephen E. Pomeroy Stephen E. Pomeroy Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).